February 4, 2018

Feng Zhou
Chief Executive Officer
China SXT Pharmaceuticals, Inc.
178 Taidong Rd North, Taizhou
Jiangsu, China

       Re: China SXT Pharmaceuticals, Inc.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed January 19, 2018
           File No. 333-221899

Dear Mr. Zhou:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 30, 2017 letter.

Amendment No. 1 to Form F-1

Cover Page

1. We note the revised disclosure in response to comment 1. Please revise to address compliance with Exchange Act Rule 10b-9, including providing for a prompt refund to investors by a specified date if the minimum offering amount is not met. Our Competitive Advantages, page 7

2. We note your statement that the curative effects of your products have been proven.
       Statements regarding efficacy are generally determinations that only the FDA and foreign
 Feng Zhou
FirstName LastNameFeng Zhou
China SXT Pharmaceuticals, Inc.
Comapany NameChina SXT Pharmaceuticals, Inc.
February 4, 2018
June 16, 2017 Page 2
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         government equivalent regulators have the authority to make. It appears you are basing the conclusion about your products on customer feedback. Please revise your disclosure to eliminate any suggestion that your product candidates have been or will ultimately be determined to be safe or effective, particularly in light of your disclosure on page 58 that
         "there is a lack of common standards and appropriate methods for evaluating TCMP to ensure its safety, efficacy."
Our Growth Strategies, page 8

3. We note your revisions in response to comment 9 that China Pharmacopeia specifically indicates the efficacy and safety of TCMP products. Please expand this disclosure to explain what China Pharmacopeia is, what entities regulate and validate the information included in the China Pharmacopeia and the basis for the conclusions presented regarding efficacy and safety.
Use of Proceeds, page 34

4. We note your response to prior comment 17 and that the proceeds from the offering will not be sufficient to fund development of your five new product candidates through to commercialization. Please revise to make this clear and disclose the amount and sources of other funds needed to commercialize these product candidates. Refer to Instruction 3 to Item 504 of Regulation S-K.
The Future of Directly-Oral-TCMP and After-Soaking-Oral-TCMP Markets, page 45

5. Please disclose the impact on your markets if TCMP dissolving granuales are approved.
Our Corporate History and Structure, page 46

6. Please expand this section to disclose when you became principally engaged in offering your products and the type of operations in which the Company engaged prior to that time.
Share Pledge Agreement, page 48

7. We note the revised disclosure in response to prior comment 23 and the disclosure that the Share Pledge Agreement is effective until all payments due under the Exclusive
         Business Cooperation Agreement have been paid. Please quantify the amount of payments due under the Exclusive Business Cooperation Agreement. Research and Development, page 52

8. We note the response to prior comment 24. Please specify the jurisdictions in which you have applied for the patents referred to in the first paragraph. Please also update your
 Feng Zhou
FirstName LastNameFeng Zhou
China SXT Pharmaceuticals, Inc.
Comapany NameChina SXT Pharmaceuticals, Inc.
February 4, 2018
June 16, 2017 Page 3
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FirstName LastName
         disclosure with respect to the timing of the applications that "are being prepared for submission as early as December 2017."
People's Republic of China Enterprise Taxation, page 83

9.       Although you state on page 82 that the disclosure in the Taxation section is the opinion of
         your U.S. and PRC tax counsels, it is unclear from the opinion filed as exhibit 99.2 whether you intend it to be a short-form tax opinion. Please revise the disclosure and/or file a revised opinion to clarify its intended use. For guidance, please refer to Section
         III.B.2 of Staff Legal Bulletin 19.
Consolidated Statement of Operations and Comprehensive Income, page F-3

10. We acknowledge your response to prior comment 32. Based on your response, it appears the Company's research and development activitiees fit the definition of research and
         development in the FASB Codification   Master Glossary as set forth in
ASC 730-10-
         20 Please further explain how grinding traditional TCMP into powders and testing the mediational effects does not meet this definition. Specifically:
           Explain how these are not activities leading to the significant improvement of traditional TCMP. In this regard, we note your disclosure on page 8 that you believe your research and development capabilities allow you to create "innovative" TCMP that fulfills your customers' needs. Further, we note your disclosure on page 41 regarding the Company's strategy to concentrate on advanced TCMP, "which was identified greater advantage over regular TCMP."
           Explain how these are not activities leading to new products. In this regard, we note your disclosure on page 52 that you devote substantial resources to the research and development of new products that require approval from various regulatory agencies.
             Further, we note you have currently applied for 8 invention patents, with 4 additional patents being prepared for submission.
           As previously requested, quantify for us research and development expenses by product candidate and tell us where such amounts are recorded in your consolidated financial statements.
1. Organization and Principal Activities, page F-6

11. We acknowledge your response to prior comment 34 however revisions have not been made throughout the entire document. Consistent with the original comment please revise disclosures throughout the entire document such that all of the business entities named are consistent. Examples include, but are not limited to spelling of "Su Xuan Tang" and
         "Suxuantang."
 Feng Zhou
China SXT Pharmaceuticals, Inc.
February 4, 2018
Page 4
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(h) Accounts Receivables, page F-12

12. We acknowledge your response to prior comment 37. As accounts receivable is your largest asset, please revise to disclose why day's sales outstanding is so high for the periods presented, as detailed in your response letter. In addition, you represent to us that as of December 31, 2017 you have collected all significant due receivables which were aged over 1 year as of March 31, 2017. Please provide us with an up to date aging of your accounts receivable when you file your next amendment.

       You may contact Christine Torney at 202-551-3652 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Mary Beth Breslin at 202-551-3625 with any other questions.

FirstName LastNameFeng Zhou                                   Division of
Corporation Finance
Comapany NameChina SXT Pharmaceuticals, Inc.                  Office of
Healthcare & Insurance
June 16, 2017 Page 4
cc: Joan Wu
FirstName LastName